UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: October 29, 2013

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited held Annual General Meeting on October 28, 2013

Shanghai, China – October 28, 2013. The9 Limited (the “Company,” NASDAQ: NCTY), an online game operator, today announced the results of its annual general meeting of shareholders held in Shanghai on October 28, 2013. At the annual meeting, The9’s shareholders approved

1. The re-election and appointment of Jun ZHU as a director(Class III) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2016 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier.

2. The re-election and appointment of Cheung Kin AU-YEUNG as a director (Class III) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2016 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO games including Firefall and Qiji2. The9 also develops and operates web games and social games. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business. The9 develops and operates three mobile platforms under The9’s Mobile Internet Unit including mobile game platform The9 Game Zone, mobile advertising platform Juzi and mobile reading platform KingReader. In 2013, The9 formed a joint venture with Shanghai ZTE to develop and operate Smart TV business.

For further information, please contact:

Ms. Phyllis Sai

IR Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/